SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.

       THE PROCTER & GAMBLE
       SUBSIDIARIES SAVINGS PLAN

       FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
       ENDED DECEMBER 31, 2004 AND 2003,
       SUPPLEMENTAL SCHEDULE AS OF
       DECEMBER 31, 2004, AND
       REPORT OF INDEPENDENT REGISTERED PUBLIC
       ACCOUNTING FIRM

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003                                              2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2004 and 2003                          3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE--                                                      9

   Form 5500, Schedule H, Part IV, Line 4i--Schedule
     of Assets (Held at End of Year) as of December 31, 2004                10


NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP
Cincinnati, Ohio
June 22, 2005

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                         2004           2003
INVESTMENTS:
  At fair value:
    The Procter & Gamble Company common stock        $ 58,808,333   $ 52,329,627
    The J.M. Smucker Company common stock                 441,014        459,551
    Mutual funds                                      137,335,859    134,456,525
    Loans to participants                               2,128,475      2,587,237
                                                     ------------   ------------
                                                      198,713,681    189,832,940

  At contract value-
    J.P. Morgan Stable Value Fund                      34,557,774     37,258,521
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $233,271,455   $227,091,461
                                                     ============   ============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
----------------------------------------------------------------------------------------


                                                              2004              2003
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments         $ 15,453,936      $ 31,435,851
    Net appreciation in contract value of investments        1,402,644           667,335
    Interest and dividend income                             5,726,351         4,292,330
                                                          ------------      ------------
           Total investment income                          22,582,931        36,395,516

  Rollover and other additions                                  87,820
                                                          ------------      ------------
           Total additions                                  22,670,751        36,395,516
                                                          ------------      ------------

DEDUCTIONS:
  Distributions to and withdrawals by participants          16,482,032        16,375,699
  Administrative expenses                                        8,725             9,926
                                                          ------------      ------------
           Total deductions                                 16,490,757        16,385,625
                                                          ------------      ------------
INCREASE IN NET ASSETS                                       6,179,994        20,009,891

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        227,091,461       207,081,570
                                                          ------------      ------------
  End of year                                             $233,271,455      $227,091,461
                                                          ============      ============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

      GENERAL--The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the "Company"). During the period from March 1996 through June 2002, the following plans were merged into the Plan: the Sundor Brands Savings Plan, Max Factor Savings Plan, the Speas Savings Plan, the Tambrands, Inc. Savings Plan ("Tambrands"), the Iams Company Savings Plan ("Iams"), Recovery Engineering, Inc. Salary Savings Plan ("Pur"), the Richardson-Vicks Savings Plan ("Richardson-Vicks"), The Procter & Gamble Subsidiaries Savings and Investment Plan ("Subsidiaries Savings and Investment"), the Procter & Gamble Pharmaceuticals Savings Plan ("Pharmaceuticals"), and the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan ("Millstone").

      The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS AND VESTING--Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan.

      DISTRIBUTIONS--The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

      WITHDRAWALS--A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      Account balances attributable to terminated employees are approximately $111,648,000 and $102,000,000 as of December 31, 2004 and 2003,
      respectively.

      PLAN TERMINATION--Although the Company has not expressed any intent to do so, it has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA.

      ADMINISTRATION--The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, J.P. Morgan Chase Bank ("trustee"), and J.P. Morgan Retirement Plan Services LLC ("recordkeeper"), who are also appointed by the Board of Directors of the Company.

      LOANS--The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company participants may not borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

      STOCK SPLIT--In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. Share data in Note 6 has been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      EXPENSES OF THE PLAN--Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock, J.M. Smucker Company common stock, and in various mutual funds which include investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (see Note 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation, or an increase in net depreciation in the fair market value of such investments.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $117,000 and $367,000 at December 31, 2004 and 2003, respectively.

3.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements

4.    INVESTMENTS

      The following is a summary of the Plan's investments for the years ended December 31. Investments that represent five percent or more of the Plan's net assets are separately identified.

         DESCRIPTION                                            2004           2003

         At fair value:
           The Procter & Gamble Company common stock        $ 58,808,333   $ 52,329,627
           American Century Equity Index Fund                 73,241,670     76,100,627
           Royce Low Priced Stock Fund                        26,231,553
           J.P. Morgan Bond Fund                              18,264,673     20,358,333
           J.P. Morgan International Equity Fund              13,182,595     11,760,990
           Fidelity Low Price Fund                                           20,510,078
           Other                                               8,984,857      8,773,285
                                                            ------------   ------------
                                                             198,713,681    189,832,940
                                                            ------------   ------------
         At contract value-J.P. Morgan Stable Value Fund:
           J.P. Morgan Chase Bank Intermediate Bond Fund      33,669,655     23,596,185
           Other                                                 888,119     13,662,336
                                                            ------------   ------------
                                                              34,557,774     37,258,521
                                                            ------------   ------------
         Total                                              $233,271,455   $227,091,461
                                                            ============   ============

      Interest and dividend income and changes in the Plan's investments, which include investments bought and sold as well as held during the years ended December 31, consist of the following:

                                                          2004          2003

         Net appreciation in fair value of:
           Mutual funds                                $10,031,751   $23,779,574
           The Procter & Gamble Company common stock     5,403,907     7,601,576
           The J.M. Smucker Company common stock            18,278        54,701
                                                       -----------   -----------
                                                        15,453,936    31,435,851

         Net appreciation in contract value of
           J.P. Morgan Stable Value Fund                 1,402,644       667,335
                                                       -----------   -----------
                                                        16,856,580    32,103,186
                                                       -----------   -----------
         Dividend income                                 5,571,271     4,058,976
         Interest income                                   155,080       233,354
                                                       -----------   -----------
                                                         5,726,351     4,292,330
                                                       -----------   -----------
         Total investment income                       $22,582,931   $36,395,516
                                                       ===========   ===========


5.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      In 2003, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the "issuers"). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was 4.36% at December 31, 2004 and 4.26% at December 31, 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yield was 3.91% for the year ended December 31, 2004 and 1.7% for the year ended December 31, 2003.

6.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank. J.P. Morgan Retirement Plan Services LLC is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2004 and 2003, the Plan held 1,067,689 and 1,047,644 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $28,382,420 and $25,226,679, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income on The Procter & Gamble Company common stock of $1,031,650 and $967,000, respectively.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------

                                                                                              FAIR VALUE/
        IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT                         CONTRACT VALUE

    INVESTMENTS AT FAIR VALUE:
*   The Procter & Gamble Company           Common stock                                      $  58,808,333
    The J.M. Smucker Company               Common stock                                            441,014
    Mutual Funds:
      American Century                     Equity Index Fund                                    73,241,670
      The Royce Funds                      Low Price Fund                                       26,231,553
*     J.P. Morgan Funds                    Bond Fund                                            18,264,673
*     J.P. Morgan Funds                    International Equity Fund                            13,182,595
      Fidelity Investments                 Dividend Growth Fund                                  5,563,338
*     J.P. Morgan Funds                    Prime Money Market Fund                                 852,030
*   Loans to participants                  382 loans with maturities ranging from
                                               January 2005 to October 2016 and interest
                                               rates ranging from 5% to 11.5%                    2,128,475
                                                                                             -------------
        Total                                                                                  198,713,681
                                                                                             -------------
  J.P. MORGAN STABLE VALUE FUND
    AT CONTRACT VALUE:
    US Treasury                            Note, 1.5%, due July 31, 2005                            79,462
    US Treasury                            Note, 1.125%, due June 30, 2005                         134,172
                                                                                             -------------
                                                                                                   213,634
    Common/Collective Trust Funds:
*     J.P. Morgan Chase Bank               Liquidity Fund                                          541,268
*     J.P. Morgan Chase Bank               Intermediate Bond Fund                               33,669,655
      Monumental Life Insurance Company
      Bank of America, N.A., State
      Street Bank and Trust Company        Wrapper Contract                                        133,217
                                                                                             -------------
        Total                                                                                   34,557,774
                                                                                             -------------
    TOTAL INVESTMENTS                                                                        $ 233,271,455
                                                                                             =============
*   Denotes party-in-interest.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (Or Other Persons Who Administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE PROCTER & GAMBLE
                                  SUBSIDIARIES SAVINGS PLAN


                                  /S/THOMAS J. MESS
Date:  June 24, 2005             ------------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees




                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

    23                  Consent of Deloitte & Touche LLP